RESONANT INC.
175 Cremona Drive, Suite 200
Goleta, California 93117

September 10, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resonant Inc.
Registration Statement on Form S-3 (File No. 333-233570)
Acceleration Request
	Requested Date:	September 12, 2019
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-233570) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

RESONANT INC.

By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer